U.S. SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                                FORM 12b-25

                        NOTIFICATION OF LATE FILING

                               (Check One):
[ ]Form 10-K; [ ]Form 20-F; [ ]Form 11-K; [X]Form 10-Q; [ ]Form N-SAR

     For Period Ended:                              September 30, 1999
     [ ]Transition Report on Form 10-K
     [ ]Transition Report on Form 20-F              SEC FILE NUMBER
     [ ]Transition Report on Form 11-K                  0-8301
     [ ]Transition Report on Form 10-Q
     [ ]Transition Report on Form N-SAR
     For the Transition Period Ended: __________________________________
________________________________________________________________________

Read Attached Instruction Sheet Before Preparing Form. Please Print or
Type.
     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
_______________________________________________________________________

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

________________________________________________________________________

Part I--Registrant Information
________________________________________________________________________

     Full Name of Registrant:             Golden Triangle Industries, Inc.
     Former Name if Applicable:
     Address of Principal Executive
           Office (Street and Number):    6314 Aspen Cove Court
           City, State & Zip Code         Sugar Land, Texas  77479
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Part II--Rules 12b-25 (b) and (c)
________________________________________________________________________

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     [X](a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [X](b) The subject annual report, semiannual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [ ](c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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Part III--Narrative
________________________________________________________________________

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)


In the latter part of October 1999, the Company entered into an agreement to sell a geographically identifiable portion of its operations which represents significant assets and requires disclosure of discontinued operations. In addition, during the week of November 10, 1999, the Company entered into an letter of intent and is general agreement to acquire a Florida construction firm. Due to the timing of these transactions, the Company is delaying its required form 10-QSB as it reviews its filing and disclosure requirements.

Current analysis of the timing of completion of the financial statements indicates that the Company will file its form 10-QSB within the five day extension period provided through this notification.


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Part IV--Other Information
________________________________________________________________________

     (1)Name and telephone number of person to contact in regard to this
notification:            Robert Early        (915) 691-5790

     (2)Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
If the answer is no, identify report(s).                  [X] Yes  [ ] No

     (3)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
report or portion thereof?                                [X] Yes  [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                     GOLDEN TRIANGLE INDUSTRIES, INC.
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:   November 15, 1999             By: /s/ Robert B. Early
                                          Robert B. Early
                                          Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
________________________________________________________________________

EXPLANATION OF ANTICIPATED SIGNIFICANT CHANGE IN RESULTS OF OPERATIONS FROM CORRESPONDING PERIODS IN 1998.

During 1999, the Company has shown significantly lower revenues largely due to lower oil prices in the early part of the year but significantly impacted by reduced activities and reorganization filing by the Company's largest customer, TransTexas Gas Corporation. Expenses have remained fairly constant while revenues have fallen off. At this time estimates are that the 1999 third quarter results will be a loss of approximately $36,500 versus a profit in 1998 for the same period of $12,576. Corresponding year to date amounts are a loss of approximately $711,000 for 1999 versus a profit of $314,215 for 1998. The amounts for 1999 are estimates and have not been finalized, actual reported amounts may differ.